April 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anastasia Kaluzienski and Robert Littlepage

Re:	Polomar Health Services, Inc.
Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024
File No. 000-56555

Ladies and Gentlemen:

On behalf of our client, Polomar Health Services, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 17, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024, filed on March 7, 2025 (the “Form 10-Q/A”).

The Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-Q/A. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024

License Agreement Valuation, page F-7

1.	We note your response to prior comment 2 in which you indicate that you have eliminated the section regarding “Merger Valuation” and adjusted the value of intellectual property and other intangible assets in your amended Form 10-Q for the Period Ended September 30, 2024. We also note that in your Form 10-Q for the Period Ended September 30, 2024, filed on November 19, 2024, you disclosed that as of the date of the filing the license agreement had no value, and you did not record any other intangible assets on your balance sheet. In light of prior reporting, please tell your basis, with reference to accounting literature, for recording intellectual property and other intangible assets as of September 30, 2024. In this regard, please provide us a detailed analysis to show how you valued intellectual property and other intangible assets.

We respectfully advise the Staff that, utilizing the guidance afforded under ASC 820, Fair Value Measurement, the Company applied an income approach valuation to establish the fair market value of the intellectual property acquired in the reverse merger, specifically, the License Agreement. Please see Net Present Value (“NPV”) calculation at September 30, 2024 of the license agreement based upon pro-forma income assumptions, attached as Exhibit A to this Response Letter. The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed on November 19, 2024, inadvertently aggregated intellectual property and other intangible assets on the balance sheet as “Intellectual property”, which was bifurcated as separate entries on the balance sheet in the Form 10-Q/A; further the description of the value of the license agreement is correct in that no expenses were incurred and no revenue was recognized at September 30, 2024, but the valuation of the license at -0- is an error which was corrected on the balance sheet in the Form 10-Q/A.

Other intangible assets consist of the domain names SlimRx.com, Polomeds.com, Polomarsp.com, Polomarhs.com, and non-proprietary medication formulations. The Company incurred expenses in acquiring the domain names, including additional obligations in the development of the websites and ongoing annual maintenance of those websites. Utilizing a cost approach valuation method pursuant to ASC 820, the Company determined the Fair Value of other intangible assets to be $250,000 at September 30, 2024. Please see attached ten-year pro-forma cost analysis associated with the domain names, attached as Exhibit B to this Response Letter.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Stephen E. Fox
STEPHEN E. FOX
For the Firm

cc:	Terrence M. Tierney, President and CFO, Polomar Health Services, Inc.

EXHIBIT A

NET PRESENT VALUE CALCULATION

Calculation of Present Value of Licensed IP

Useful Length of License = 5 years

License is non-exclusive and patents have not yet issued.

	Estimated Sales

Drug	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25	2025	COGS	Royalty	Net Revenue

Inhalable Sildenafil										$40,000	$50,000	$62,500	$152,500	$61,000.00	$22,875.00	$68,625.00
Inhalable Sumatriptan										$5,000	$6,250	$7,813	$19,063	$7,625.00	$2,859.38	$8,578.13
										$45,000	$56,250	$70,313	$171,563	$68,625.00	$25,734.38	$77,203.13
Net Present Value @ 09/24	$58,802.97

	Jan-26	Feb-26	Mar-26	Apr-26	May-26	Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26	2026
Inhalable Sildenafil	$75,000	$90,000	$108,000	$129,600	$155,520	$186,624	$223,949	$268,739	$322,486	$386,984	$464,380	$557,256	$2,968,538	$1,187,415.07	$445,280.65	$1,335,841.95
Inhalable Sumatriptan	$9,375	$11,250	$13,500	$16,200	$19,440	$23,328	$27,994	$33,592	$40,311	$48,373	$58,048	$69,657	$371,067	$148,426.88	$55,660.08	$166,980.24
Metformin Gummy	$10,000	$11,000	$12,100	$13,310	$14,641	$16,105	$17,716	$19,487	$21,436	$23,579	$25,937	$28,531	$42,797	$17,118.70	$4,279.68	$21,398.38
	$94,375	$112,250	$133,600	$159,110	$189,601	$226,057	$269,658	$321,818	$384,233	$458,936	$548,365	$655,444	$3,382,402	$1,352,960.65	$505,220.41	$1,524,220.57

Net Present Value @ 09/24	$927,688.54

	Jan-27	Feb-27	Mar-27	Apr-27	May-27	Jun-27	Jul-27	Aug-27	Sep-27	Oct-28	Nov-27	Dec-27	2027
Inhalable Sildenafil	$585,119	$614,375	$645,094	$677,348	$711,216	$746,777	$765,446	$784,582	$804,197	$824,302	$844,909	$866,032	$8,869,397	$3,547,758.95	$1,330,409.61	$3,991,228.82
Inhalable Sumatriptan	$76,623	$84,285	$92,714	$101,985	$112,183	$123,402	$135,742	$149,316	$164,248	$180,672	$198,740	$218,614	$1,638,522	$655,408.95	$245,778.36	$737,335.07
Metformin Gummy	$31,384	$34,523	$37,975	$39,874	$41,867	$43,961	$46,159	$48,467	$50,890	$52,162	$53,466	$54,803	$82,205	$32,881.85	$8,220.46	$41,102.31
	$693,126	$733,183	$775,782	$819,207	$865,267	$914,139	$947,347	$982,365	$1,019,335	$1,057,137	$1,097,115	$1,139,449	$10,590,124	$4,236,049.75	$1,584,408.43	$4,769,666.20

Net Present Value @ 09/24	$2,412,997.95

	Jan-28	Feb-28	Mar-28	Apr-28	May-28	Jun-28	Jul-28	Aug-28	Sep-28	Oct-28	Nov-28	Dec-28	2027
Inhalable Sildenafil	$909,334	$920,700	$932,209	$943,862	$955,660	$967,606	$979,701	$991,947	$1,004,346	$1,016,901	$1,029,612	$1,042,482	$11,694,359	$4,677,743.68	$1,754,153.88	$5,262,461.64
Inhalable Sumatriptan	$229,544	$241,022	$253,073	$265,726	$279,013	$292,963	$307,611	$322,992	$339,141	$356,099	$373,903	$392,599	$3,653,686	$1,461,474.24	$548,052.84	$1,644,158.52
Metformin Gummy	$57,543	$60,420	$63,441	$66,613	$69,944	$73,441	$77,113	$80,969	$85,018	$89,268	$93,732	$98,418	$147,628	$59,051.08	$14,762.77	$73,813.85
	$1,196,421	$1,222,142	$1,248,723	$1,276,201	$1,304,617	$1,334,010	$1,364,426	$1,395,908	$1,428,505	$1,462,268	$1,497,247	$1,533,499	$15,495,672	$6,198,269.00	$2,316,969.49	$6,980,434.00

Net Present Value @ 09/24	$3,035,014.29

	Jan-29	Feb-29	Mar-29	Apr-29	May-29	Jun-29	Jul-29	Aug-29	Sep-29	Oct-29	Nov-29	Dec-29	2027
Inhalable Sildenafil	$1,055,513	$1,068,707	$1,082,066	$1,095,592	$1,109,287	$1,123,153	$1,137,192	$1,151,407	$1,165,800	$1,180,372	$1,195,127	$1,210,066	$13,574,280	$5,429,712.11	$2,036,142.04	$6,108,426.13
Inhalable Sumatriptan	$412,229	$422,534	$433,098	$443,925	$455,023	$466,399	$478,059	$490,010	$502,260	$514,817	$527,687	$540,880	$5,686,921	$2,274,768.46	$853,038.17	$2,559,114.51
Metformin Gummy	$103,339	$108,506	$113,932	$116,780	$119,699	$122,692	$124,226	$125,778	$127,351	$128,943	$130,554	$132,186	$133,839	$53,535.43	$13,383.86	$66,919.29
	$1,571,081	$1,599,748	$1,629,095	$1,656,297	$1,684,009	$1,712,243	$1,739,476	$1,767,196	$1,795,411	$1,824,132	$1,853,368	$1,883,132	$19,395,040	$7,758,016.00	$2,902,564.07	$8,734,459.92

Net Present Value @ 09/24	$3,359,913.18

Net Present Value of Licensed IP @ 9/30/24 $9,735,613.97

EXHIBIT B

TEN-YEAR PRO-FORMA COST ANALYSIS

Calculation of Cost of Domains

Useful Life of Domain = 10 years

Cost Basis Approach

	Acquisition Cost	Initial Development	Additional Development

Domain Name	Sep-24	Sep-24	Sep-25
Polomarsp.com	$1,000.00	$7,500.00	$4,500.00
SlimRX.com	$1,750.00	$25,000.00	$5,000.00
Polomarhs.com	$500.00	$17,500.00	$10,000.00
Polomeds.com	$1,250.00	$20,000.00	$5,000.00
	$4,500.00	$70,000.00	$24,500.00

Total Acquisition & Development	$99,000.00

Domain Name	Annual Maintenance
	Jul-25	Jul-26	Jul-27	Jul-28	Jul-29	Jul-30	Jul-31	Jul-32	Jul-33	Jul-34	Total Maintenance
Polomarsp.com	$1,250.00	$1,281.25	$1,313.28	$1,346.11	$1,379.77	$1,414.26	$1,449.62	$1,485.86	$1,523.00	$1,561.08
SlimRX.com	$5,000.00	$5,125.00	$5,253.13	$5,384.45	$5,519.06	$5,657.04	$5,798.47	$5,943.43	$6,092.01	$6,244.31
Polomarhs.com	$5,000.00	$5,125.00	$5,253.13	$5,384.45	$5,519.06	$5,657.04	$5,798.47	$5,943.43	$6,092.01	$6,244.31
Polomeds.com	$2,250.00	$2,306.25	$2,363.91	$2,423.00	$2,483.58	$2,545.67	$2,609.31	$2,674.54	$2,741.41	$2,809.94
	$13,500.00	$13,837.50	$14,183.44	$14,538.02	$14,901.47	$15,274.01	$15,655.86	$16,047.26	$16,448.44	$16,859.65	$151,245.65

Total Acquisition, Development and Maintenance	$250,245.65